Free Writing Prospectus (To the Prospectus dated August 31, 2010 and the Prospectus Supplement dated May 27, 2011)			Filed Pursuant to Rule 433 Registration No. 333-169119 February 13, 2013

Barclays Bank PLC –Notes Linked to the Performance of Brent Crude (futures contract) and the Offshore Chinese Renminbi per U.S. Dollar Exchange Rate

Trade Details/Characteristics				Hypothetical Payment at Maturity (per $1,000 principal amount Note)
Reference Assets:

Brent crude (futures contract) (“CO1 Comdty”) (“Brent Crude”)  and the offshore Chinese renminbi (“CNH”) per U.S. dollar (“USD”) official fixing rate (“USDCNH”) (See the accompanying free writing prospectus (“FWP”) for a more detailed description of the reference assets.)

Contingent Digital Amount:

20.50% of principal amount, payable if the FX Performance (as defined in the accompanying FWP) is greater than or equal to zero (which would reflect appreciation or no movement of CNH relative to USD).  If the FX Performance is negative (which would reflect depreciation of CNH relative to USD), no Contingent Digital Amount will be payable, and you will receive no return on your investment.

Payment at Maturity:

1-to-1 downside exposure if the price of Brent Crude has declined by more than 25%.  If the price of Brent Crude has not declined by more than 25%, you will receive your principal amount at maturity but with no participation in any positive performance of Brent Crude.  Any return at maturity is limited to the Contingent Digital Amount (if payable under the terms of the Notes).  See the accompanying FWP for further details on how the payment at maturity will be determined.

Monitoring:			Final valuation date for Brent Crude; 10 averaging dates for USDCNH
Maximum potential loss:			100%
Maturity Date:			Approximately 53 Weeks
Settlement			Cash / USD
Potential for Contingent Digital Amount based only on USDCNH: Your Principal is Fully Exposed to Negative Performance of Brent Crude if Brent Crude Declines by More Than 25%:

The Notes provide the opportunity to receive the Contingent Digital Amount if CNH strengthens (or does not weaken) relative to USD (as measured by the FX Performance described in the accompanying FWP).  If CNH weakens relative to USD, no Contingent Digital Amount will be payable.  You will receive no return at maturity based on any positive performance of Brent Crude.

Payment at maturity of the principal amount of the Notes is protected so long as Brent Crude does not decline more than 25%.  If Brent Crude has declined by more than 25%, you will be fully exposed to the full decline from the initial price and you will lose some or all of your investment. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Barclays Bank PLC and is not guaranteed by any third party.

				Selected Risk/Considerations

•          100% Principal at Risk.  You may lose some or all of your investment if Brent Crude declines by more than 25%.

•          Any payments on the notes are subject to Barclays Bank PLC credit risk.

•          Your maximum potential gain on the notes is limited to the Contingent Digital Amount, regardless of the appreciation of Brent Crude or CNH, which may be significant.

•          You are fully exposed to the negative performance of Brent Crude if the price of Brent Crude declines by more than 25%; however, you will not participate in any positive performance of Brent Crude.

•          You will receive a positive return on your investment only if Brent Crude has not declined by more than 25% and CNH has appreciated relative to USD to result in a positive FX Performance.   Investors must be willing to accept investment risks associated with both the price of Brent Crude and USDCNH.

•          The return on your Notes will not reflect the return you would realize if you actually purchased Brent Crude, futures contracts for Brent Crude or exchange-traded or over-the-counter instruments based on the price of Brent Crude.   See the accompanying FWP for additional risks relating to Notes linked to Brent Crude and to commodities generally.

•          The Notes are linked to the “offshore” Chinese renminbi, which refers to Chinese renminbi that trades in the interbank market in Hong Kong and is currently only deliverable in Hong Kong.  See the accompanying FWP for additional risks relating to Notes linked to CNH and to currency exchange rates generally.

•          There may be no secondary market.   Notes should be considered a “hold until maturity” product.

•          Additional risk factors can be found on the slide titled “Certain Risk Considerations”.  See also “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-7 of the accompanying free writing prospectus.

•          JPMorgan Securities LLC, an affiliate of JPMorgan Chase & Co., acts as placement agent.

Hypothetical Payout at Maturity (per $1,000 principal amount Note)*
Final Price of Brent Crude (USD/barrel)	Brent Crude Return[1]	Payment at Maturity if Contingent Digital Amount Payable[2]	Payment at Maturity if Contingent Digital Amount NOT Payable[3]
142.68	20%	$1,205.00	$1,000.00
130.79	10%	$1,205.00	$1,000.00
118.90	0%	$1,205.00	$1,000.00
107.01	-10%	$1,205.00	$1,000.00
95.12	-20%	$1,205.00	$1,000.00
89.18	-25%	$1,205.00	$1,000.00
83.23	-30%	$905.00	$700.00
71.34	-40%	$805.00	$600.00
59.45	-50%	$705.00	$500.00

* The table above assumes an initial price of $118.90/barrel. The actual initial price will be set on pricing date. The hypothetical examples in the table above are based on a number of other assumptions, which are further described on page FWP-1 of the accompanying FWP and are included for illustrative purposes only. The actual appreciation of Brent Crude may be greater than 20% on any day during the term of the Notes, including the final valuation date, but you will not participate in any such appreciation. Brent Crude Returns may be less than -50%, and you may lose your entire initial investment.

[1] See the accompanying FWP for a description of how the “Brent Crude Return” is calculated.

[2] Contingent Digital Amount payable if FX Performance greater than or equal to zero. See the accompanying FWP for a description of how the “FX Performance” is calculated.

3 No Contingent Digital Amount payable if FX Performance less than zero.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue —Attn: US InvSol Support, New York, NY 10019.

Certain Risk Considerations

Please see the applicable prospectus, prospectus supplement, index supplement (if applicable) and any relevant free writing prospectus for a more detailed discussion of risks, conflicts of interest, and tax consequences associated with an investment in the notes.

Factors that may affect the notes. Unpredictable factors may affect the notes linked to the underlying reference asset(s), including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the notes or the underlying reference asset(s).

The notes will not be secured and are riskier than ordinary debt securities. The notes will be unsecured obligations of Barclays Bank PLC and are not secured debt. Risks of investing in the notes may include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity.

Investing in the notes is not equivalent to a direct investment in the underlying reference asset(s). Any investment in the notes may not be suitable for all investors. The principal invested may be fully exposed to any change in the underlying reference asset(s) and investors may lose some or all of their investment in the notes. The investor should be willing to hold the notes until maturity. If the investor sells a note before maturity, the investor may have to do so at a substantial discount from the issue price and, as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the notes prior to maturity may be substantially less than the amount originally invested in the notes, depending upon the level, value or price of the reference asset at the time of the sale.

Liquidity. There may be little or no secondary market for the notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the notes prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the notes to maturity.

Credit of the Issuer. The types of notes detailed herein are senior unsecured obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the notes and, in the event Barclays Bank PLC was to default on its obligations, the investor may not receive the amounts owed under the terms of the notes.

Prior performance. Hypothetical historical and historical results are not indicative of future performance of the underlying reference asset(s) or any related investment. Neither Barclays Bank PLC nor any of its affiliates makes any representation, assurances or guarantees that an investment in the notes will achieve returns consistent with historical or hypothetical historical results.

Volatility. The level of change in value of the notes is its “volatility”. The notes’ volatility may be affected by performance of the underlying reference asset(s), along with financial, political and economic events and other market conditions.

Complexity. The notes may be complex and their return may differ from the underlying reference asset(s).

Interest rate risk. The notes may carry interest rate risk. Changes in interest rates will impact the performance of the notes. Interest rates tend to change suddenly and unpredictably.

Potential Conflicts of Interest. Barclays general trading and hedging activity may adversely affect the notes. Barclays and its affiliates may have positions or deal in financial instruments identical or similar to those described herein. Barclays and its affiliates also play a variety of roles in connection with the issuance of the notes, including hedging its obligations under the notes. In performing these duties, the economic interests of Barclays and its affiliates are potentially adverse to your interests as an investor in the notes.

An investment in the notes involves significant risk. You should carefully consider the risks of an investment in the notes, including those discussed above. In addition, you should carefully consider the “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-7 of the related free writing prospectus.

 Important Information

This document has been prepared by Barclays Bank PLC ("Barclays") or an affiliate, for information purposes only and without regard to the particular needs of any specific recipient.  All information is indicative only and may be amended, superseded or replaced by subsequent summaries and should not be considered as any advice whatsoever, including without limitation, legal, business, tax or other advice by Barclays.

No transaction or services relating to any financial products or investments described herein (“Products”) can be consummated without Barclays’ formal agreement. Barclays is acting solely as principal and not as advisor or fiduciary. Accordingly you must independently determine, with your own advisors, the appropriateness for you of the securities/transaction before investing or transacting.   Any data on past performance, modeling or back-testing contained herein is no indication as to future performance.   The value of any Product may fluctuate as a result of market changes.  The information in this document is not intended to predict actual results and no assurances are given with respect thereto.

Products or investments of the type described herein may involve a high degree of risk and the value of such Products or investments may be highly volatile.  Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference obligation or entity and risk of illiquidity.  In certain transactions, counterparties may lose their investment or incur unlimited loss.  This brief statement does not disclose all risks and other significant aspects in connection with transactions of the type described herein.  Prior to transacting, counterparties should ensure that they fully understand (either on their own or through the use of independent expert advisors) the terms of the transaction and any legal, tax or accounting considerations applicable to them.

Barclays and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice.  Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used and cannot be used by you for the purpose of avoiding U.S. tax-related penalties and (ii) is written to support the promotion or marketing of the transactions, the Products, or other matters addressed herein. Accordingly you should seek advice based on your particular circumstances from an independent tax advisor.

THIS DOCUMENT DOES NOT DISCLOSE ALL THE RISKS AND OTHER SIGNIFICANT ISSUES RELATED TO AN INVESTMENT IN ANY PRODUCT.  PRIOR TO TRANSACTING, POTENTIAL INVESTORS SHOULD ENSURE THAT THEY FULLY UNDERSTAND THE TERMS OF THE PRODUCT AND ANY APPLICABLE RISKS.  INVESTORS SHOULD ONLY TRANSACT AFTER READING THE INFORMATION IN THE RELEVANT OFFERING DOCUMENT (WHICH HAS BEEN OR WILL BE PUBLISHED AND MAY BE OBTAINED FROM BARCLAYS).

Any investment decision must be based solely on information included in the relevant offering documents, such investigations as the investor deems necessary and consultation with the investor’s own legal, regulatory, tax, accounting and investment advisors in order to make an independent determination of the suitability and consequences of an investment in the Products referred to herein.

Structured securities, derivatives and options are complex instruments that are not suitable for all investors, may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Supporting documentation or any claims, comparisons, recommendations, statistics or other technical data will be supplied upon request. Please Read the http://www.optionsclearing.com/about/publications/character-risks.jsp.

Barclays Capital Inc., the United States affiliate of Barclays Bank PLC, accepts responsibility for the distribution of this product in the United States.  Any transactions by U.S. persons in any security discussed herein must only be carried out through Barclays Capital Inc., 745 Seventh Avenue, New York, NY 10019.

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